Alston&Bird llp
The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404

202-756-3300
Fax:202-756-3333
www.alston.com

Dennis O. Garris	E-mail: dennis.garris@alston.com

September 22, 2009

Song Pak Brandon
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Sage Fund Limited Partnership
Registration Statement on Form 10
Filed April 27, 2009
File No. 000-53639

Dear Ms. Brandon:

I appreciated the opportunity to speak with you and Michele Anderson yesterday to discuss the issue raised by the Staff regarding whether Rule 13e-4 should apply to the redemption program of my client, Sage Fund Limited Partnership (the “Registrant”).  Based on our discussions, I am setting forth our position regarding the applicability of the (h)(1) exception under Rule 13e-4 to the redemption program.

We believe Rule 13e-4(h)(1) applies to the redemption program as the full terms of the redemption program are set forth in the Registrant’s governing instrument, the limited partnership agreement.  The general partner of the Registrant does not have the authority to amend the terms of the redemption program outside of the limited partnership agreement.  Any change in the redemption program that is adverse to the limited partners must be approved by limited partners who in the aggregate own more than 50 percent of the Registrant’s Class A units.

Redemption programs in the commodity pool industry differ significantly from redemption programs in the non-listed REIT industry in that the terms of the redemption programs in commodity pools are, as stated above, set forth in the governing instrument for the commodity pool, the limited partnership agreement.  In contrast, the terms of the redemption programs in the non-listed REIT industry are generally set forth in a separate plan and are not set forth in the non-listed REITs’ governing instruments.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Song Pak Brandon
September 22, 2009

Additionally, the Registrant’s redemption program differs significantly from the prior no-action letters granted by the Staff to the Puerto Rico investment funds (See Puerto Rico Investors Flexible Allocation Registrant (June 15, 1999); Puerto Rico Income & Growth Registrant, Inc. (March 27, 1998); First Puerto Rico Income and Growth Registrant, Inc. (November 5, 1997); and Merrill Lynch Puerto Rico Tax Exempt Registrant, Inc., (August 7, 1995), etc.).  In the Puerto Rico investment fund no-action letters, the terms of those redemption plans were created by the funds’ board of directors and were not set forth in the fund’s governing instruments.

We appreciate your consideration of this matter.  If you have any questions or would like to discuss further please feel to contact me at (202) 756-3452.

Sincerely,

/s/ Dennis O. Garris

Dennis O. Garris

cc:	Kenneth E. Steben
President
Steben & Company, Inc.